FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
----------------------------------------------------------------------------
1.    Name and Address of Reporting Person
      Compagnie Generale des Eaux
      52 Rue d'Anjou
      Paris, France 75464
----------------------------------------------------------------------------
2.    Issuer Name and Ticker or Trading Symbol
      Air & Water Technologies Corporation ("AWT")
----------------------------------------------------------------------------
3.    IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

----------------------------------------------------------------------------
4.    Statement for Month/Year
      1/98
----------------------------------------------------------------------------
5.    If Amendment, Date of Original (Month/Year)

----------------------------------------------------------------------------
6.    Relationship of reporting person to Issuer (Check all applicable)
      (  ) DIRECTOR
      ( X) 10% OWNER
      (  ) OFFICER (GIVE TITLE BELOW)
      (  ) OTHER (SPECIFY TITLE BELOW)

----------------------------------------------------------------------------
7. Individual, or Joint/Group Filing (Check all applicable) ( X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

===========================================================================
TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------
1.    Title of Security (Instr. 3)
      Class A Common Stock, par value $.001 per share ("Class A Common
      Stock")
----------------------------------------------------------------------------
2.    Transaction Date (Month/Day/Year)
      1/28/98
----------------------------------------------------------------------------
3.    Transaction Code (Instr. 8) J (See explanation of responses below.)
----------------------------------------------------------------------------
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) 34,285,714 shares at $1.75/share (A)
----------------------------------------------------------------------------
5.    Amount of Securities Beneficially Owned at End of Month (Instr. 3
      and 4) 47,895,689 shares (See explanation of responses below.)
----------------------------------------------------------------------------
6.    Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      D (41,193,189 shares)
      I (6,702,500 shares)
----------------------------------------------------------------------------
7. Nature of Indirect Beneficial Ownership (Instr. 4) By Anjou International Company, a wholly owned subsidiary.
      (See explanation of responses below.)
----------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
----------------------------------------------------------------------------
1.    Title of Derivative Security (Instr. 3)
      5 1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share ("Series A Preferred Stock")
----------------------------------------------------------------------------
2.    Conversion or Exercise Price of Derivative Security
      $12.50 per share of Class A Common Stock
----------------------------------------------------------------------------
3.    Transaction Date (Month/Day/Year)
      1/28/98
----------------------------------------------------------------------------
4.    Transaction Code (Instr. 8) J (See explanation of responses below.)
----------------------------------------------------------------------------
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      1,200,000 shares (D)
----------------------------------------------------------------------------
6.    Date Exercisable and Expiration Date (Month/Day/Year) Immediately,
      at any time and from time to time; no expiration date
----------------------------------------------------------------------------
7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
      4,800,000 shares of Class A Common Stock
----------------------------------------------------------------------------
8.    Price of Derivative Securities (Instr. 5)
      $1.75 per share (See explanation of responses below.)
----------------------------------------------------------------------------
9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)
      None.
----------------------------------------------------------------------------
10. Ownership Form of Derivative Security: Direct(D) or Indirect(I) (Instr. 4) Not applicable. (See Part II, Item 9 above.)
----------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4) Not applicable. (See Part II, Item 9 above.)
----------------------------------------------------------------------------



EXPLANATION OF RESPONSES:

      On January 28, 1998, Compagnie Generale des Eaux ("CGE") exchanged the outstanding 1,200,000 shares having an aggregate liquidation preference of $60,000,000 of 5 1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), representing all of the outstanding shares of Series A Preferred Stock of AWT, for 34,285,714 shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), at an exchange price of $1.75 per share (the "Exchange"), pursuant to the terms of a Recapitalization Agreement, dated as of September 24, 1997 and amended as of January 26, 1998, among AWT, CGE and CGE's indirect wholly-owned subsidiary, Anjou International Company ("Anjou"). Immediately after the Exchange, CGE beneficially owned 47,895,689 shares of Class A Common Stock, consisting of 41,193,189 shares of Class A Common Stock owned directly and 6,702,500 shares of Class A Common Stock owned indirectly through Anjou.

COMPAGNIE GENERALE DES EAUX

By:    /s/ Guillaume Hannezo                        February 9, 1998
   **  Name:  Guillaume Hannezo                     -----------------
       Title:  Chief Financial Officer                    Date
-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).